SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

RAMTRON INTERNATIONAL CORPORATION

(Name of Subject Company (Issuer))

RAIN ACQUISITION CORP.

a wholly owned subsidiary of

CYPRESS SEMICONDUCTOR CORPORATION

(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

751907304

(CUSIP Number of Class of Securities)

T.J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, CA 95134-1599

(408) 943-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Larry W. Sonsini, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Telephone: (650) 493-9300	Selim Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 Telephone: (212) 999-5800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$117,522,435.30	$13,468.08

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 37,910,463 shares of common stock, par value $0.01 per share (“Shares”), of Ramtron International Corporation (“Ramtron”) at the offer price of $3.10 per Share. As of August 31, 2012, there were (i) 35,406,603 Shares outstanding, (ii) 4,006,596 Shares issuable pursuant to stock options and (iii) outstanding restricted stock units with respect to 164,848 Shares, in each case based on information provided by Ramtron. This calculation excludes 1,667,584 Shares beneficially owned by Cypress Semiconductor Corporation.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $11,605.03	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO	Date Filed: June 21, 2012

Amount Previously Paid: $917.07	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO/A	Date Filed: August 27, 2012

Amount Previously Paid: $945.98	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO/A	Date Filed: September 19, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 9 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 21, 2012 (together with any amendments and supplements thereto, the “Schedule TO”) by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), and Rain Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Cypress (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights), of Ramtron International Corporation, a Delaware corporation (“Ramtron”), at $2.88 per share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined have the meaning given to them in the Offer to Purchase, as amended and supplemented.

Items 1 through 9, and Item 11.

All information contained in the Amendment and Supplement to the Offer to Purchase and the accompanying Amended and Restated Letter of Transmittal, including all schedules thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(1)(G)	Amendment and Supplement to the Offer to Purchase dated September 25, 2012.

(a)(1)(H)	Form of Amended and Restated Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(I)	Revised Form of Notice of Guaranteed Delivery.

(a)(1)(J)	Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(K)	Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(I)	Text of Press Release Issued by Cypress dated September 25, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2012
CYPRESS SEMICONDUCTOR CORPORATION

	By:	/s/ BRAD W. BUSS

		Name:	Brad W. Buss
		Title:	Executive Vice President, Finance and
Administration and Chief Financial Officer

RAIN ACQUISITION CORP.

By:	/s/ BRAD W. BUSS

	Name:	Brad W. Buss
	Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 21, 2012.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement dated June 21, 2012.*

(a)(1)(G)	Amendment and Supplement to the Offer to Purchase dated September 25, 2012.

(a)(1)(H)	Form of Amended and Restated Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(I)	Revised Form of Notice of Guaranteed Delivery.

(a)(1)(J)	Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(K)	Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Text of Press Release Issued by Cypress dated June 12, 2012. (1)

(a)(5)(B)	Text of Press Release Issued by Cypress dated June 21, 2012.*

(a)(5)(C)	Text of Press Release Issued by Cypress dated July 20, 2012.*

(a)(5)(D)	Text of Press Release Issued by Cypress dated August 6, 2012.*

(a)(5)(E)	Text of Press Release Issued by Cypress dated August 20, 2012.*

(a)(5)(F)	Text of Press Release Issued by Cypress dated August 27, 2012.*

(a)(5)(G)	Text of Press Release Issued by Cypress dated September 12, 2012.*

(a)(5)(H)	Text of Joint Press Release Issued by Cypress and Ramtron dated September 19, 2012.*

(a)(5)(I)	Text of Press Release Issued by Cypress dated September 25, 2012.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, by and among Cypress Semiconductor Corporation, Rain Acquisition Corp. and Ramtron International Corporation, dated as of September 18, 2012.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
(1)	Incorporated by reference to the Schedule TO-C filed by Cypress on June 12, 2012.